*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Eliem Therapeutics, Inc.

in connection with Registration Statement

on Form S-1 filed on July 16, 2021

Alan Hambelton

+1 206 452 8756

ahambelton@cooley.com

July 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., 20549

Attn:	Sasha Parikh

Vanessa Robertson

Dillon Hagius

Jeffrey Gabor

RE:	Eliem Therapeutics, Inc.

Registration Statement on Form S-1

Filed on July 16, 2021

File No. 333-257980

Ladies and Gentlemen:

On behalf of Eliem Therapeutics, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock (the “Common Stock”) to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-257980), filed with the Commission on July 16, 2021 (the “Registration Statement”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (206) 452-8756 rather than rely on the U.S. mail for such notice.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

IPO Price Range

The Company supplementally advises the Staff that the Company estimates a price range of $[***] to $[***] per share (the “Price Range”) for its IPO, which does not take into account a reverse stock split of the Company’s capital stock (the “Reverse Stock Split”) to be effected prior to the distribution of a preliminary prospectus. The Price Range has been determined based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the underwriters of its proposed IPO, including discussions that took place on July 16, 2021 between the Company’s Board of Directors (the “Board”), senior management of the Company and representatives of the underwriters. Prior to July 16, 2021, the Board and the underwriters had not had specific discussions regarding the Price Range. In determining the Price Range, the Board with the input of the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company will include a bona fide price range and the ratio of the Reverse Stock Split in an amendment to the Registration Statement that will be filed before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process. The share numbers and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options and restricted stock awards granted to employees is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

The estimated fair value of the Common Stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. The valuations of the Common Stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 89 through 91 of the Registration Statement. As discussed below, the methodology used by the Company and the third-party valuation firm to determine the fair value of the Common Stock included the Option Pricing Method (“OPM”) through 2020 and the Hybrid Method (“Hybrid”) to determine the fair value of the Common Stock in 2021.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

The following table summarizes the valuation dates, methods and resulting valuations used for share-based payments in 2020 and in 2021 through the date of this letter:

Valuation Date	Valuation Method	Estimated Value per Share of Common Stock
December 31, 2019	OPM	$0.98
October 16, 2020	OPM	$0.66
December 31, 2020	OPM	$0.66
March 9, 2021(1)	Hybrid	$3.05
May 21, 2021(2)	Hybrid	$5.03

(1)	Valuation date corresponds to the closing of the Company’s 2021 Series A-1 preferred stock financing.
(2)	Valuation date corresponds to the closing of the Company’s Series B preferred stock financing.

The assumptions used in each valuation model to determine the fair value of the Common Stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	external market conditions affecting the Company’s industry and trends within the Company’s industry;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, IPO valuations and other metrics;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•

in the case of the Hybrid Method, the estimated likelihood of achieving a liquidity event for the shares of the Common Stock, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	recent issuances of the Company’s preferred stock to new investors;

•	the terms of the Company’s preferred stock relative to the terms of the Common Stock, including the rights or obligations to fund additional tranches of investment; and

•	the fact that the options and the Common Stock are illiquid securities of a private company.

Determination of Estimated Value

OPM Back-solve Approach

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. As one application of the market approach, a valuation specialist may utilize observable valuations for transactions in the entity’s securities and use the back-solve method to solve for the implied equity value using the OPM. The basis for application of this method is transactions in equity securities of the enterprise with unrelated investors as an observable measure of fair value. The use of this valuation approach was based on the observed prices in the Company’s preferred stock financings. The third-party valuation firm and the Company utilized the OPM back-solve approach on the valuation dates of December 31, 2019, October 16, 2020 and December 31, 2020, given the early stage of development and future liquidity events were difficult to forecast. The OPM treats securities, including debt and common

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the preferred stock (e.g. participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM was used to both determine the estimated value of the enterprise as a whole and to allocate the value to the outstanding securities.

Probability Weighted Expected Return Method (“PWERM”)

The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an IPO, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

Hybrid Method

The Hybrid Method is a hybrid between the OPM and PWERM methods, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events. With the increasing likelihood of an initial public offering based on the capital required to progress compounds to future stages, improving market conditions and receptivity of the market to biotech initial public offerings, the third-party valuation firm and the Company utilized the Hybrid Method approach on the valuations performed as of March 9, 2021 and May 21, 2021.

Illiquidity Discount

In determining the estimated fair value of the Common Stock on the date of grant, the Board also considered that the Common Stock is not freely tradeable in the public markets. The estimated fair value of the Common Stock at each grant date therefore reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

Summary of Equity Awards

From January 2020 through the date of this letter, the Board has granted the following equity awards, with the share numbers and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares Underlying Stock Options or Restricted Stock Award Granted	Estimated Fair Value Per Share For Financial Reporting Purposes(3)
February 4, 2020(1)	630,361	$0.98
February 28, 2020(2)	32,076	$0.98
May 14, 2020	102,645	$0.98
February 26, 2021(1)	453,684	$2.66
February 26, 2021	2,414,537	$2.66
February 26, 2021(2)	52,351	$2.66
March 6, 2021(1)	28,746	$2.94
March 6, 2021	224,738	$2.94
April 27, 2021(2)	488,756	$4.38
April 27, 2021	1,422,573	$4.38
May 5, 2021(2)	54,351	$4.60
May 5, 2021	6,522	$4.60
July 15, 2021	54,500	TBD	(4)
July 15, 2021	8,696	TBD	(4)

(1)	Represents Enterprise Management Incentive (EMI) options grants to UK-based employees.
(2)	Restricted stock award.
(3)

For grants beginning in 2021, the estimated fair market value used for reporting purposes was determined by using straight-line interpolation between the value of Common Stock derived from valuations performed by independent third-party specialists.

(4)

For grants approved in July 2021, the estimated fair market value used for reporting purposes will be determined by using straight-line interpolation between the value of Common Stock derived from the May 21, 2021 valuation and the initial public offering price in the Company’s IPO.

In the absence of a public trading market, the Board, with input from management and the third-party valuation firm, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Common Stock as of the date of each option grant or restricted stock award, including the factors discussed on pages 89 through 91 of the Registration Statement.

February and May 2020 Grants

In October 2019, the Company issued 2,564,102 shares of Series A-1 redeemable convertible preferred stock for a purchase price of $3.90 per share, for an aggregate purchase price of $10.0 million (the “Series A-1 First Tranche Investment”).

Following the Series A-1 First Tranche Investment, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of December 31, 2019. Management, with the assistance of the valuation firm determined the marketable value per share of the Common Stock by applying a risk-free interest rate of 1.62%, based on the rate of U.S. Treasury securities, as of the valuation date; and the equity volatility rate was determined to be 79.5% based on the median volatility rate of certain comparable public companies. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 35%, was then applied to the Common Stock resulting in a fair value of $0.98 per share (the “December 2019 Valuation”).

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

In February 2020, the Board granted EMI options to purchase 630,361 shares of Common Stock. For financial statement reporting purposes, a fair value of $0.98 per share was used. In determining the fair value of the Common Stock for the February 2020 grants, the Company considered the December 2019 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the December 2019 Valuation.

In May 2020, the board granted options to purchase 102,645 shares of Common Stock. For financial statement reporting purposes, a fair value of $0.98 per share was used. In determining the fair value of the Common Stock for the May 2020 grants, the Board considered the December 2019 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the December 2019 Valuation.

February and March 2021 Grants

In October 2020, the Company issued an aggregate of 1,282,050 shares of our Series A-1 redeemable convertible preferred stock at a purchase price of $3.90 per share, for an aggregate purchase price of approximately $5.0 million (the “Series A-1 Second Tranche Investment”).

Following the Series A-1 Second Tranche Investment, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of October 16, 2020. Management, with assistance from the third-party valuation firm, determined the total equity value of the Company by iteratively solving for the equity value using the transaction price of $3.90 per share of Series A-1 preferred stock and using a risk-free interest rate of 0.1%, based on the rate of U.S. Treasury securities, as of the valuation date; and the equity volatility rate was determined to be 85% based on the median volatility rate of certain comparable public companies. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 30.7%, was then applied to the Common Stock resulting in a fair value of $0.66 per share (the “October 2020 Valuation”). The Company, with the assistance of a third-party valuation firm, updated the October 2020 Valuation as of December 31, 2020, in conjunction with valuations performed over the outstanding Series A-1 preferred stock tranche rights, and determined the fair value to remain $0.66 per share (the “December 2020 Valuation”).

In February 2021, the Board granted (1) EMI options to purchase 453,684 shares of Common Stock, (2) options to purchase 2,414,537 shares of Common Stock and (3) 52,351 restricted stock awards. In March 2021, the Board granted (1) EMI options to purchase 28,746 shares of Common Stock and (2) options to purchase 224,738 shares of Common Stock.

Retrospective Analysis for Fair Value

For financial statement reporting purposes, with the benefit of hindsight of the March 2021 Valuation (as defined below), a fair value of $2.66 per share was used for all such February awards and a fair value of $2.94 per share was used for such March awards. In determining the fair value of the Common Stock for such awards, linear interpolation between the December 2020 Valuation and March 2021 Valuation was used to calculate the estimated fair value. The Company believes that a linear interpolation is appropriate

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

as no single event caused the valuation of the Common Stock to increase. Instead, a combination of Company-specific factors, including, but not limited to, the Company’s continued progress toward an IPO, additional funding, progression of clinical trials, greater certainty around the Company’s business and financial position, and other external market factors, led to the changes in the fair value of the Common Stock.

April 2021 Grants

In March 2021, the Company issued 8,717,947 shares of Series A-1 redeemable convertible preferred stock at a purchase price of $3.90 per share, for an aggregate purchase price of approximately $34.0 million (the “Series A-1 Third Tranche Investment”).

Following the Series A-1 Third Tranche Investment, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of March 9, 2021 using the Hybrid Method. The Company applied a 0.31-year timeline to a potential IPO exit and 2.0 years estimated term to an exit event for market approach. A DLOM of 10% was applied under the IPO scenario and a 30% DLOM was applied under the market adjusted backsolve / trade sale scenario. The concluded fair value of Common Stock was $7.24 per share under the IPO scenario and $1.26 under the market adjusted backsolve / trade sale scenario. The IPO scenario was weighted at 30% and the market adjusted backsolve / trade sale scenario was weighted at 70%. The resulting Common Stock fair value was $3.05 per share (the “March 2021 Valuation”).

In April 2021, the Board granted (1) options to purchase 1,429,264 shares of Common Stock and (2) 488,756 restricted stock awards.

Retrospective Analysis for Fair Value

For financial statement reporting purposes, with the benefit of hindsight of the May 2021 Valuation (as defined below), a fair value of $4.38 per share will be used for all such April awards. In determining the fair value of the Common Stock for such awards, linear interpolation between the March 2021 Valuation and May 2021 Valuation was used to calculate the estimated fair value. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Common Stock to increase.

May 2021 Grants

The closing of the Company’s most recent round of preferred stock financing was completed in May 2021, in which the Company issued and sold 7,692,306 shares of Series B redeemable convertible preferred stock at a purchase price of $7.80 per share, for an aggregate purchase amount of approximately $60.0 million (the “Series B Investment”).

Following the Series B Investment, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of May 21, 2021 using the Hybrid Method. The Company applied a 0.28-year timeline to a potential IPO exit and 2.0 years estimated term to an exit event for market approach. A DLOM of 7.5% was applied under the IPO scenario and a 30% DLOM was applied under the trade sale scenario. The concluded fair value of Common Stock was $7.21 per share under the IPO scenario, which represents essentially a 10% discount from the low end of the Price Range and 20% from the midpoint of the Price Range. The concluded fair value of Common Stock was $1.76 under the trade sale scenario. The decrease in the fair value of Common Stock calculated in the IPO scenario in May 2021 was driven by actual proceeds raised in the Series B offering compared to estimates used in the March Valuation. The IPO scenario was weighted at 60% and the trade sale scenario was weighted at 40%. The resulting Common Stock fair value was $5.03 per share (the “May 2021 Valuation”).

In May 2021, the Board granted (1) options to purchase 6,522 shares of Common Stock and (2) 54,351 restricted stock awards.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

Retrospective Analysis for Fair Value

For financial statement reporting purposes, with the benefit of hindsight of the May 2021 Valuation (as defined below), a fair value of $4.60 per share will be used for all such May awards. In determining the fair value of the Common Stock for such awards, linear interpolation between the March 2021 Valuation and May 2021 Valuation was used to calculate the estimated fair value. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Common Stock to increase.

July 2021 Grants

In July 2021, the Board granted (1) options to purchase 54,500 shares of Common Stock and (2) EMI options to purchase 8,696 shares of Common Stock. For financial statement reporting purposes, the estimated fair market will be determined by using straight-line interpolation between the value of Common Stock derived from the May 2021 Valuation and the initial public offering price in the Company’s IPO.

Summary

The Company has estimated a Price Range of approximately $[***] to $[***] per share for its IPO, before giving effect to the Reverse Stock Split. As is typical in an IPO, the Price Range was not derived using a formal determination of fair value, but rather was determined based on discussions between the Company and the underwriters. In setting the Price Range, the following factors were considered:

•	progress of the Company’s development programs, including its progression towards the Company’s Phase 2 readiness for ETX 155 through completion of a multiple ascending dose (MAD) study;

•	progress of development programs based on mechanisms of action similar to our product candidates;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	recent performance of the biotechnology index and success of IPOs of companies in the biotechnology sector.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

The Company believes that the that the difference between the estimated fair value of its Common Stock and the Price Range $[***] to $[***] per share is the result of the Company’s evaluation of the factors above, as well as the following considerations:

•

The Price Range represents a future price for shares of Common Stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the Common Stock through the historical grants and the Price Range.

•	The Hybrid method considers non-liquid scenarios, timelines and prices, which results in discounts to the fair value of Common Stock compared to the fair value in an IPO.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Price Range described assumes the conversion, on a share for share basis, of all of the Company’s preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

In light of the Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values of the Common Stock used as the basis for determining stock-based compensation expense in connection with its stock option grants have been reasonable and appropriate.

*         *         *

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2021

Please contact me at (206) 452-8756 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton

cc:	Bob Azelby, Chief Executive Officer, Eliem Therapeutics, Inc.

Erin Lavelle, Executive Vice President, Chief Operating Officer and Chief Financial Officer, Eliem Therapeutics, Inc.

James B. Bucher, Executive Vice President and General Counsel, Eliem Therapeutics, Inc.

Brian Cuneo, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.